SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                               SCHEDULE 14D-9
     Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
                             (AMENDMENT No. 1)
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                     AETNA REAL ESTATE ASSOCIATES, L.P.
                         (Name of Subject Company)

                     AETNA REAL ESTATE ASSOCIATES, L.P.
                     (Name of Person Filing Statement)

                    Limited Partnership Depository Units
                       (Title of Class of Securities)

                               008171 1 10 0
                   (CUSIP Number of Class of Securities)

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Paul L. Abbott                                  Daniel R. Leary
AREA GP CORPORATION                             AETNA/AREA CORPORATION
3 World Financial Center, 29th Floor            242 Trumbull Street
New York, New York  10285                       Hartford, Connecticut  06156
(212) 526-3237                                  (860) 275-2178

   (Name, Address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) filing Statement)

                       Copies to:

Patrick J. Foye, Esq.                  John D. Capers, Esq.
SKADDEN, ARPS, SLATE,                  KING & SPALDING
MEAGHER & FLOM LLP                     191 Peachtree Street, N.E.
919 Third Avenue                       Atlanta, Georgia  30303-1763.
New York, New York  10022              (404) 572-4600
(212) 735-2274


                     AMENDMENT NO. 1 TO SCHEDULE 14D-9

               This Amendment No. 1 amends the Tender Offer Solicita-tion/Recommendation Statement on Schedule 14D-9, filed with the Commission on October 31, 1996 (the "Schedule 14D-9") by Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), relating to the unsolicited tender offer by Acorn Hill Partners L.L.C., a Delaware limited liability company (the "Bidder"), to purchase from holders ("Unitholders") of Limited Partnership Depositary Units of the Partnership (the "Units") up to 3,176,136 of the issued and outstanding Units of the Partnership, upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase dated October 30, 1996 and the Letter of Transmittal.

               Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-9.


Item 8.    Additional Information to be Furnished.

               Item 8 is hereby amended to add the following:

               A purported class action lawsuit (the "Action") was filed on or about November 25, 1996 in the Court of Chancery of the State of Delaware in and for New Castle County by a purported Unitholder of the Partnership (the "Plaintiff") against the Partnership and the General Partners (the "Defendants"). The Action alleges, among other things, that the Defendants have breached the fiduciary duties they owe the Unitholders and violated certain provisions of the Partnership Agreement. The Action seeks, among other things, the dissolution of the Partnership and appointment of an independent liquidating trustee and monetary damages, including attorney's fees and expenses.


Item 9.    Material to be Filed as Exhibits

               Item 9 is hereby supplemented and amended by adding the following, a copy of which is attached hereto as an exhibit:

(c)(3) Complaint in connection with Larry L. Bobbitt v. Aetna Real Estate Associates, L.P. et al., filed in the Court of Chancery in Delaware on or about November 25, 1996.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 27, 1996

                                 AETNA REAL ESTATE ASSOCIATES, L.P.

                                    By:    Aetna/AREA Corporation
                                           General Partner


                                           By: /s/ Daniel R. Leary
                                                  Name: Daniel R. Leary
                                                  Title: President

                                    By:    AREA GP Corporation
                                           General Partner


                                           By: /s/ Paul S. Abbott
                                                  Name: Paul L. Abbott
                                                  Title: President



                               EXHIBIT INDEX


       Exhibit                     Description                      Page

       (c)(3)     Complaint in connection with Larry L. Bobbitt
                  v. Aetna Real Estate Associates, L.P. et al., filed in the Court of Chancery in Delaware on or about November 25, 1996.